Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

August 24, 2022

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flat Rock Core Plus Fund, Registration Statement on Form N-2 (File Nos. 333-264791 and 811-23798)

Dear Mr. Bellacicco:

On July 8, 2022, Flat Rock Core Plus Fund (the “Fund” or the “Registrant”) filed Pre-Effective No. 1 to its Registration Statement on Form N-2 (the “Amendment”). The Registrant has revised the disclosure in its prospectus and statement of additional information in response to oral comments provided by you on July 20, 2022, as indicated below. Please find below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Eversheds Sutherland (US) LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus and statement of additional information.

With regards to the response to Comment 1 provided in the Registrant’s prior response letter dated July 8, 2022, the Registrant notes that, in agreement with the staff, the “test-the-waters” documents and accompanying confidential treatment request were reviewed by the staff via video conference.

Comment 1.	Regarding Comment 11 and the response provided in the Registrant’s letter dated July 8, 2022, please disclose in the prospectus that any investments in hedge funds and/or private equity funds will not amount to more than 15% of the Fund’s net assets.

Response.	The Registrant hereby undertakes to revise the disclosure in its prospectus accordingly.

Comment 2.	Regarding Comment 12 and the response provided in the Registrant’s letter dated July 8, 2022, please remove references to derivatives that remain in the prospectus.

Response.	The Registrant hereby undertakes to remove remaining references to derivatives from the prospectus.

Comment 3.	Regarding Comment 16 and the response provided in the Registrant’s letter dated July 8, 2022, (a) please further explain the Section 17(a) and Section 17(d) analysis associated with investing in different tranches of the same CLO; and (b) please explain supplementally, why holding less than 100% of a CLO tranche adequately addresses conflicts.

Response.	Section 17(a) of the Investment Company Act of 1940, as amended, makes it unlawful for an affiliated person, acting as principal, to buy property from, or sell property to, a fund (other than the fund’s shares). The Registrant does not believe that Section 17(a) applies to the referenced transaction since the issue presented does not involve the purchase or sale of property between a fund and an affiliate.

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Christopher R. Bellacicco August 24, 2022 Page 2

Section 17(d) generally prohibits affiliates from engaging in transactions where the fund is a joint or joint and several participant, in contravention of rules that the SEC may prescribe for the purpose of limiting or preventing participation by such fund on a basis different from or less advantageous than that of the affiliate. Section 17(d), unlike Section 17(a), does not prohibit specific conduct, but instead gives the SEC the authority to promulgate rules that would limit or prevent joint transactions in situations where a fund would be participating under different or less advantageous terms than an affiliate.

Under its rulemaking authority, the SEC adopted Rule 17d-1, which states in part that no affiliate of a fund shall participate in any “joint enterprise or other joint arrangement or profit-sharing plan” with the fund unless the SEC grants an exemptive order for such enterprise or arrangement. Joint enterprise or other joint arrangement or profit-sharing plan is defined in Rule 17d-1 as “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a … [fund] and … [an affiliate] have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.” Although courts have interpreted the definition of “joint” broadly, they have nonetheless stressed that some element of “combination” is required. SEC v. Talley Industries, Inc., 399 F.2d 396.

The Registrant believes that when different funds are investing in different tranches of the same CLO the element of combination is not present. Two affiliated funds investing at the same time in the same tranche of a CLO would clearly be a joint transaction; however, the Registrant does not believe the same can be said if those same two funds were investing in different tranches of the same CLO. Two funds investing in different tranches of the same CLO are not working together or working in combination, and there is no common arrangement, plan or undertaking between the funds. Each tranche of a CLO is a separate security with separate terms and its own balance of risk versus reward in terms of priority to distributions. Each tranche has a predetermined place in the CLO’s capital structure waterfall, which dictates its priority for claims on cash-flow distributions and exposure to risk of loss from the underlying collateral pool.

The Registrant believes that affiliated funds investing in different tranches of the same CLO are not investing in the same “investment opportunity” and notes that if such transactions were considered the same “investment opportunity” and thus a “joint transaction,” such transactions would be covered under the Registrant’s exemptive order. Flat Rock Global LLC, et al., File No. 812-15223, Investment Company Act Rel. No. 34457 (December 29, 2021) (notice) and 34481 (January 25, 2022) (order).

Although the Registrant does not believe these transactions would be considered joint transactions, the Registrant acknowledges that they may present conflicts of interest in certain situations. The Registrant intends to make CLO investments in the primary and secondary markets. In the secondary markets, the terms of a CLO investment have been negotiated, and the Registrant may invest at the market price. In such situations, conflicts of interest are limited because the terms of each tranche are set.

Christopher R. Bellacicco August 24, 2022 Page 3

In the primary market, investors in a certain tranche of a CLO may have leverage in dictating the terms of that tranche, especially in situations where the investor will own 100% of such tranche and there are no other parties that must agree to the tranche’s terms. In such situations, the funds may experience a conflict of interest because one fund has the opportunity to dictate the terms of a tranche, and such terms may result in less favorable terms for other tranches. When a fund is negotiating in the primary market, and will own less than 100% of a particular tranche, then the potential conflicts are mitigated because the fund is not the only investor involved in negotiating the terms. Even if the particular fund will hold more than a majority of a particular tranche, the existence of other investors changes the nature of the negotiation and the fund is no longer able to unilaterally dictate the terms of the tranche (i.e., just because a fund may “control” a particular tranche, as that term is used when discussing investments in other issuers and investment companies, this control does not afford the fund control over dictating the terms of the tranche, since other unaffiliated participants must agree to such terms).

To acknowledge these potential conflicts, the Registrant hereby undertakes to add the following paragraph to the sections titled “Conflicts of Interest” in the prospectus and statement of additional information:

As noted above, the Fund may make investments in a CLO where other funds advised by Flat Rock Global hold an investment in a different tranche of debt or equity. In such circumstances, Flat Rock Global may have conflicting interests between its duties to the Fund and the other funds it advises. Generally, the Fund will make investments that potentially conflict with the interests of other funds it advises only when, at the time of investment by the Fund, Flat Rock Global determines that (a) such investment is in the best interests of the Fund, and (b) the possibility of actual conflict between the Fund and the other funds is remote, for example, either because the investment is made in the secondary market, or none of the funds advised by the adviser are/were able to unilaterally dictate the terms of a particular tranche, or (c) in light of the particular circumstances, Flat Rock Global determines that such investment is appropriate for the Fund, notwithstanding the potential for conflict.

Lastly, the Registrant reviewed effective registration statements for other fund complexes and found that several have addressed the topic of different clients of an investment adviser investing in different securities of the same issuer and/or different parts of an issuer’s capital structure. These fund complexes, in their registration statements, acknowledged the risks and potential conflicts of interest related to such transactions, but nonetheless determined that such transactions were appropriate if such conflicts could be mitigated.

Comment 4.	Please provide a copy of the Fund’s amended and restated agreement and declaration of trust.

Response.	The Registrant has attached hereto the form of amended and restated agreement and declaration of trust that will be presented to the Registrant’s Board of Trustees for approval.

Should you have any questions concerning this response, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton